EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

U.S. Department of Commerce Increases Duties on Chinese Battery-Grade Graphite to 160%+ in Final Determinations

Chattanooga, TN (USA), 13 February 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), today acknowledged the U.S. Department of Commerce’s (“Commerce”) final determinations in the antidumping and countervailing duty investigations covering anode active materials (“AAM”) imported into the U.S. from China. The total amount of the tariffs applicable to AAM imported from China will be at least 160%, subject to a final affirmative determination by the U.S. International Trade Commission (“ITC”) that the U.S. AAM industry has been materially impeded because of Chinese AAM imports. The ITC’s final determination is expected in March 2026.

Highlights

Subject to the ITC’s final determination on material impediment:

•
An antidumping duty of 93.5% will be imposed on AAM imports from China from specified companies and a duty of 102.72% will be imposed China-wide on all other exporters
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A countervailing duty of 66.82% to 66.86% will be imposed on all AAM imports from China producers
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These duties will remain in effect unless revoked and will be reviewed every five years

“These determinations represent a meaningful step toward restoring fair competition in the U.S. anode materials market,” said Mike O’Kronley, CEO of NOVONIX. “By addressing longstanding trade distortions, these measures strengthen the foundation for domestic production of critical battery materials, accelerate investment in U.S. manufacturing, and support the creation of high-quality advanced manufacturing jobs. We believe this materially enhances NOVONIX’s competitive position as we continue scaling synthetic graphite production in North America.”

The duties apply broadly to anode-graphite materials, as defined by Commerce, including synthetic and natural graphite products, whether coated or uncoated, and blended materials used in lithium-ion battery applications.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

The previously imposed 25% tariff under Section 301 of the Trade Act of 1974 and 20% tariff under the International Emergency Economic Powers Act (“IEEPA”) on AAM imports from China remain in effect. The legal validity of the IEEPA tariffs is currently under review by the U.S. Supreme Court.

NOVONIX supports the transparent and rules-based enforcement of U.S. trade laws and believes these determinations represent an important step in promoting fair competition, strengthening domestic battery supply chains, and encouraging long-term capital investment in advanced manufacturing in the United States.

With the most advanced synthetic graphite production capability in North America, NOVONIX is strategically positioned to support customers seeking secure, domestically produced anode materials. The Company continues to execute on its strategy to expand high-performance synthetic graphite production in the United States, reinforcing supply chain resilience, U.S. energy security, and long-term manufacturing competitiveness.

Additional information regarding the determinations is available through the U.S. Department of Commerce’s Enforcement and Compliance records.

This announcement has been authorized for release by NOVONIX Chairman,
Mr. Ron Edmonds.

About NOVONIX
NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials—anchored by its Chattanooga, Tennessee headquarters and anode materials operations, expanding through its patented all-dry, precursor-free cathode synthesis technology, and supported by industry-leading battery cell testing and R&D services.

Together, these capabilities position NOVONIX as an integrated supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding the creation and development of new technology, anticipated production capacity at its facilities, anticipated customer demand, the impacts of economic uncertainty, tariffs, and other legislation on our timely achievement of targets and customer milestones, our ability to obtain or maintain and benefit from additional government funding and other support, our expectations of the benefit of the antidumping and countervailing duty determinations, tariffs imposed on China and other countries, improving and growing battery testing equipment and research and development services business, continued investment in and efforts to commercialize the cathode synthesis technology, and efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com